UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-1204

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, NY 10036
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office )

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2024 and 2023, and Year Ended December 31, 2024

CONTENTS

Page
Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8
Exhibit Index	9
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
Signature	10

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and
Participants in the Hess Corporation Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hess Corporation Employees’ Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1973.
Houston, Texas
June 4, 2025

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Investments, at fair value:
Mutual funds	$948,419,046	$837,779,076
Hess Corporation common stock fund	167,316,698	188,076,982
Total investments	1,115,735,744	1,025,856,058

Employer contribution receivable	38,589	41,056
Notes receivable from participants	6,717,209	6,687,020
Other receivables	124,839	21,554
Total assets	1,122,616,381	1,032,605,688
Other liabilities	(3,415)	(60,036)
Total net assets available for benefits	$1,122,612,966	$1,032,545,652

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
Investment income
Net appreciation in fair value of investments	$80,583,549
Distributions from mutual funds	30,257,968
Dividends on Hess Corporation common stock fund	2,351,102
113,192,619
Employee contributions	32,747,795
Employer contributions	29,365,521
Rollovers from other plans	3,130,220
Interest income on notes receivable from participants	479,280
Benefit payments	(88,730,345)
Administrative expenses	(117,776)
Net increase in net assets available for benefits	90,067,314
Total net assets available for benefits at beginning of year	1,032,545,652
Total net assets available for benefits at end of year	$1,122,612,966

See accompanying notes to financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.  Description of Plan
The following description of the Hess Corporation (the "Company") Employees’ Savings Plan (the "Plan") is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.
General: The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Hess Corporation Employee Benefits Plan Committee is the Plan administrator. Fidelity Management Trust Company ("Trustee") is the Plan’s trustee, and Fidelity Workplace Services LLC is the Plan’s recordkeeper.
On October 22, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chevron Corporation (“Chevron”) and Yankee Merger Sub Inc. (“Merger Subsidiary”), a direct, wholly-owned subsidiary of Chevron. The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into the Company, and the Company will be the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Chevron (such transaction, the “Merger”). Under the terms of the Merger Agreement, if the Merger is completed, each share of Hess Corporation common stock, including common stock held by the Plan within the Hess Corporation common stock fund, will be exchanged for 1.025 shares of Chevron common stock. Completion of the Merger remains subject to the satisfaction of certain closing conditions, including the outcome of the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement. Other than changes to the Hess Corporation common stock fund described above, the effects of the Merger on the Plan are not certain at this time.
Contributions: Each participating employee may contribute from 1% to 50% of their eligible compensation on a before-tax, Roth, or after-tax basis to the Plan. Newly hired or rehired employees who do not opt out or elect to contribute a different rate of eligible compensation within a 30-day period are automatically enrolled in the Plan at a before-tax contribution rate of 6% of eligible compensation. The Company makes matching contributions equal to 133% of employee contributions that do not exceed 6% of eligible compensation. Total contributions made by employees on a before-tax basis and as Roth contributions are subject to IRS annual limits (2024: $23,000). Total contributions, including before-tax, Roth, and after-tax employee contributions, and employer matching contributions, are subject to the lesser of the IRS annual limit (2024: $69,000) or 100% of the annual compensation of the employee. At the election of each participating employee, individual contributions and the employer matching contributions are invested in one or more of the Plan’s available mutual funds with varying investment objectives, or in the Hess Corporation common stock fund.
In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax or Roth “catch-up” contribution to the Plan that is not eligible for matching employer contributions.
Vesting: Participants are immediately fully vested in their contributions, the employer’s matching contributions, and earnings on investments.
Participant Accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and the Plan’s investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol HES. Approximately 1% of this fund is invested in short-term investment funds to manage the short-term liquidity needs of the fund.
Notes Receivable from Participants: Participants may borrow from their account balance, including amounts contributed by the Company, a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. There are no allowances for credit losses on participant loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than thirty years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. A loan set-up fee of $50 is charged to participants when they borrow from the Plan. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by another employer-sponsored qualified plan or from an individual retirement account whose assets were derived solely from the rollover from another qualified plan. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the Plan’s mutual funds, reduced for any outstanding loan balances, is paid in cash. The employee’s investments in the Hess Corporation common stock fund are distributed either in shares of common stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
Voluntary complete or partial withdrawals from before-tax and Roth contributions are permitted only on or after attainment of age 59 ½, except in the case of hardship. Except for hardship withdrawals and rollover contributions, only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 ½. Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment. Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are generally subject to federal income tax withholding at 20% and may be subject to an additional 10% early withdrawal tax.
Expenses: The Plan’s expenses represent costs to administer the Plan and include recordkeeping, legal and accounting services. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts. Expenses that are paid by the Company are excluded from these financial statements.
Party-in-interest: Funds that qualify as party-in-interest transactions include shares in the money market fund managed by the Trustee and the Hess Corporation common stock fund. Notes receivable from participants also qualify as party-in-interest transactions. All of these transactions are exempt from ERISA’s prohibited transaction rules.

2.  Summary of Significant Accounting Policies
Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.
Valuation of Investments: The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820). Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. These mutual funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. Hess Corporation common stock is valued based on the closing market price on the NYSE at year-end. See Note 3, Fair Value Measurements.
Sale of Investments: Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation in the fair value of investments includes gains and losses realized on investments bought and sold, as well as changes in the fair value of investments held during the year. Gains or losses on sales of Hess Corporation common stock and mutual funds in the Plan are based on average cost.
Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants: Notes receivable from participants are stated at their outstanding principal balances plus any accrued interest.
Benefit Payments: Distributions of benefits to participants are recorded when paid.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan invests in various mutual funds and in Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.  Fair Value Measurements
The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2. Multiple inputs may be used to measure fair value; however, the level of fair value for each financial asset presented below is based on the lowest level of any significant input.
The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Mutual funds	$948,419,046	$—	$—	$948,419,046
Hess Corporation common stock fund	167,316,698	—	—	167,316,698
Total assets at fair value	$1,115,735,744	$—	$—	$1,115,735,744

December 31, 2023
Mutual funds	$837,779,076	$—	$—	$837,779,076
Hess Corporation common stock fund	188,076,982	—	—	188,076,982
Total assets at fair value	$1,025,856,058	$—	$—	$1,025,856,058
Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Hess Corporation common stock values are based on the closing market price on the NYSE, which is the primary exchange on which the stock is traded.
4.  Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.
5.  Tax Status
The Plan received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore the Plan is exempt from taxation. The Plan was amended and restated subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and remains tax exempt under the Code.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods.

HESS CORPORATION
EMPLOYEES' SAVINGS PLAN
EIN 13 - 4921002 PLAN NO. 001
AT DECEMBER 31, 2024
Form 5500 – SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issuer, Borrower,	Description of Investment including	Current
	Maturity Date, Rate of Interest,
Lessor, or Similar Party	Collateral, Par or Maturity Value	Value

Hess Corporation Common Stock Fund:
*Hess Corporation	Common Stock - 1,246,515 shares	$165,798,960
*Fidelity	Money Market Fund - 1,517,738 shares	1,517,738
Mutual Funds:
The Vanguard Group	Vanguard Institutional Index Plus - 372,520 shares	178,392,295
JP Morgan Asset Management	JPM Large Cap Growth Fund - 1,029,944 shares	86,247,524
The Vanguard Group	Vanguard Mid Cap Index Fund - 1,030,865 shares	74,438,774
The Vanguard Group	Vanguard Small Cap Index Fund - 568,497 shares	65,462,439
T. Rowe Price	T. Rowe Price Retirement 2035 - 3,036,383 shares	63,915,859
The Vanguard Group	Vanguard Federal Money Market - 62,278,527 shares	62,278,527
T. Rowe Price	T. Rowe Price Retirement 2030 - 2,270,457 shares	58,146,395
T. Rowe Price	T. Rowe Price Retirement 2040 - 1,866,897 shares	57,071,049
T. Rowe Price	T. Rowe Price Retirement 2025 - 3,120,782 shares	51,648,939
T. Rowe Price	T. Rowe Price Retirement 2045 - 2,274,955 shares	50,640,499
The Vanguard Group	Vanguard Developed Markets Index Fund - 1,610,737 shares	24,773,130
Touchstone Investments	Touchstone Value Fund - 2,015,413 shares	23,902,798
T. Rowe Price	T. Rowe Price Retirement 2020 - 1,234,378 shares	22,934,747
T. Rowe Price	T. Rowe Price Retirement 2050 - 1,211,352 shares	22,930,893
The Vanguard Group	Vanguard Total Bond Market Index Fund - 2,229,599 shares	21,136,598
Western Asset	Western Asset Core Plus Bond Portfolio - 1,655,512 shares	15,015,492
Hartford Schroders	Hartford Schroders Emerging Markets Fund SDR - 801,274 shares	13,333,199
T. Rowe Price	T. Rowe Price Retirement 2055 - 593,321 shares	11,807,093
T. Rowe Price	T. Rowe Price Retirement 2015 - 833,014 shares	10,462,659
William Blair Funds	William Blair Intl Small Cap Growth - 660,687 shares	8,159,480
T. Rowe Price	T. Rowe Price Retirement 2060 - 476,485 shares	7,904,885
Western Asset	Western Asset Inflation Index Plus Bond Portfolio - 661,021 shares	6,187,156
T. Rowe Price	T. Rowe Price Retirement Balanced Fund - 343,319 shares	4,552,404
T. Rowe Price	T. Rowe Price Retirement 2065 - 230,328 shares	2,962,017
T. Rowe Price	T. Rowe Price Retirement 2010 - 171,586 shares	2,599,534
T. Rowe Price	T. Rowe Price Retirement 2005 - 126,644 shares	1,514,661
* Participant Loans	Loans to Plan participants (interest rates of 4.25% to 9.50%, with various maturity dates)	6,717,209
Total		$1,122,452,953
* Indicates party-in-interest to the Plan.

EXHIBIT INDEX

23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

By: /s/ Brent L. Schwartz
Brent L. Schwartz
Director, HR – Total Rewards

June 4, 2025